Filed Pursuant to Rule 424(b)(2)
Registration No. 333-117752
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 10, 2004)
$275,060,000
5.875% Mandatorily Exchangeable Securities due October 15, 2008
Mandatorily Exchangeable for
Shares of Class A Common Stock of NUVEEN INVESTMENTS, INC.

•	The principal amount and issue price of each security is $34.00.

•	We will pay 5.875% interest (equivalent to $1.9975 per year) on the $34.00 principal amount of each security. Interest will be paid quarterly, on each January 15, April 15, July 15 and October 15, beginning July 15, 2005 and ending on the maturity date.

•	The securities do not guarantee any return of principal at maturity. Instead, at maturity, you will receive shares of Nuveen Investments, Inc. Class A common stock and/or, at our option, the cash value thereof in exchange for each security equal to the sum of the exchange amounts determined on thirty valuation dates commencing August 28, 2008, which we refer to as the total exchange amount.

•	The exchange amount per security for each valuation date will be determined as follows:

◦	if the exchange price on the valuation date is greater than $40.80, which we refer to as the threshold appreciation price, the exchange amount will equal a number of shares of Nuveen Class A common stock equal to the product of .8333, which we refer to as the threshold participation factor, and the exchange ratio on that valuation date divided by 30, or, at our option, the cash value thereof;

◦	if the exchange price on the valuation date is less than or equal to the threshold appreciation price and is greater than $34.00, which we refer to as the initial price, the exchange amount will equal a number of shares of Nuveen Class A common stock with a value equal to the initial price divided by 30, or, at our option, cash equal to the initial price divided by 30; and

◦	if the exchange price on the valuation date is $34.00 or less, the exchange amount will equal a number of shares of Nuveen Class A common stock equal to the exchange ratio on that valuation date divided by 30 or, at our option, the cash value thereof.

As a result, you will receive at maturity a total of between one share and .8333 shares of Nuveen Class A common stock, subject to adjustment, for each $34.00 principal amount of securities you own. We will have the right to deliver the cash equivalent of some or all of the shares of Nuveen Class A common stock that we would otherwise be required to deliver to you.

•	The initial exchange ratio equals 1.0, and is subject to adjustment for certain corporate events relating to Nuveen Class A common stock and Nuveen Investments, Inc. The exchange price on any valuation date equals the closing price of Nuveen Class A common stock times the exchange ratio.

•	Investing in the securities is not equivalent to investing in Nuveen Class A common stock. You will not have the right to exchange your securities for Nuveen Class A common stock prior to maturity.

•	Nuveen Investments, Inc. will have no obligation of any kind with respect to the securities.

•	The securities will not be listed on any securities exchange.

•	The CUSIP number for the securities is 61746Y486.
You should read the more detailed description of the securities in this prospectus supplement. In particular, you should review and understand the descriptions in “Summary of the Offering” and “Description of Securities.”
The securities are riskier than ordinary debt securities. See “Risk Factors” beginning on S-7.
This prospectus is being used by Morgan Stanley & Co. Incorporated and its affiliates in connection with offers and sales of the securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. Morgan Stanley & Co. Incorporated and its affiliates may act as principal or agent in such transactions.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
MORGAN STANLEY
April 13, 2005

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus dated November 10, 2004, to which we refer collectively as the prospectus, except where the context otherwise requires. We are offering to sell, and seeking offers to buy, only the securities described in this prospectus, and we are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. In this prospectus supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.
The distribution of this prospectus and the offering of the securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of the prospectus outside the United States.
References herein to “$” and “dollars” are to United States dollars.

SUMMARY OF THE OFFERING
      The following summary describes the securities we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this prospectus. You should carefully consider, among other things, the matters set forth in “Risk Factors” in this prospectus supplement.
      The securities offered are debt securities of Morgan Stanley. The return on the securities at maturity will be based on the performance of the Class A common stock of Nuveen Investments, Inc., which we refer to as Nuveen Stock. We have included in this prospectus supplement certain limited information about Nuveen Investments, Inc., which we refer to as Nuveen. Information relating to Nuveen set forth herein was derived solely from publicly available information.

Issuer	Morgan Stanley

Securities offered	5.875% Mandatorily Exchangeable Securities due October 15, 2008

Offering price	$34.00 per security, plus accrued interest, if any, from April 12, 2005

Maturity date	October 15, 2008. The maturity date may be extended under certain circumstances but will occur no later than November 15, 2008.

Ranking	The securities will be our senior unsecured debt obligations and will rank equal in right of payment with all of our existing and future senior unsecured indebtedness.

Interest rate	5.875% per annum on the principal amount of $34.00 per security

Interest payment dates	January 15, April 15, July 15 and October 15, beginning July 15, 2005 and ending on the maturity date

No guaranteed return of principal	Unlike ordinary debt securities, the securities do not guarantee any return of principal at maturity. Instead we will pay an amount of Nuveen Stock and/or cash, which we refer to as the total exchange amount, as determined over a period of thirty valuation dates commencing August 28, 2008, the value of which may be more or less than the principal amount of the securities. Investing in the securities is not equivalent to investing in Nuveen Stock. If the closing price of Nuveen Stock on one or more of the valuation dates has declined below $34.00, you may receive a number of shares of Nuveen Stock and/or cash worth less than the principal amount of the securities and may lose up to the entire amount of your investment.

Exchange at maturity	If the maturity of the securities has not accelerated, we will deliver to you on the maturity date for each $34.00 principal amount of securities you hold, the total exchange amount. The total exchange amount is an aggregate amount of Nuveen Stock and/or cash equal to the sum of the exchange amounts as determined on each of thirty valuation dates. The valuation dates are the thirty consecutive trading days commencing August 28, 2008. If, however, any scheduled valuation date is not a trading day or if a market disruption event occurs on any scheduled valuation date, that date will not be used as a valuation date and the valuation dates will be the first thirty trading days on or after August 28, 2008 during which no market disruption event occurs.

If, due to a market disruption event or otherwise, any valuation date occurs after October 9, 2008, the maturity date will be postponed until the third business day following the final valuation date as postponed. If the final valuation date has not occurred by November 12, 2008, all remaining valuation dates will be deemed to occur on November 12, 2008, and the closing price for each of the remaining valuation dates will be the closing price on November 12, 2008, or if there is a market disruption event that day the market value per share of Nuveen Stock as determined by the calculation agent. See the section of this prospectus supplement called “Description of Securities—General.”

Exchange amount	The exchange amount per security for each valuation date will be determined as follows:

• if the exchange price on the valuation date is greater than $40.80, which we refer to as the threshold appreciation price, or 120% of the initial price, the exchange amount will equal a number of shares of Nuveen Stock equal to the product of .8333, which we refer to as the threshold participation factor, and the exchange ratio on that valuation date divided by 30, or, at our option, the cash value thereof. The threshold participation factor allows you to participate in 83.33% of any appreciation of Nuveen Stock above the threshold appreciation price;

• if the exchange price on the valuation date is less than or equal to the threshold appreciation price and is greater than $34.00, which we refer to as the initial price, the exchange amount will equal a number of shares of Nuveen Stock with a value equal to the initial price divided by 30, or, at our option, cash equal to the initial price divided by 30; and

• if the exchange price on the valuation date is $34.00 or less, the exchange amount will equal a number of shares of Nuveen Stock equal to the exchange ratio on that valuation date divided by 30, or, at our option, the cash value thereof.

Holders may receive at maturity an amount of cash, Nuveen Stock or a combination thereof.

Exchange price	The exchange price on any valuation date equals the product of the closing price of Nuveen Stock and the exchange ratio, each as of that valuation date.

Exchange ratio	The initial exchange ratio is one share of Nuveen Stock per security, subject to adjustment for certain corporate events relating to Nuveen Stock and Nuveen.

Certain adjustment events	The exchange ratio, initially set at 1.0, will be adjusted, or you will receive securities or other property instead of or in addition to Nuveen Stock, if Nuveen splits its stock, pays a lesser or greater regular quarterly dividend or other dividend or distribution, issues warrants or distributes certain types of assets or if certain other events occur that are described in detail later in this prospectus supplement (including adjustments for changes in the regular quarterly cash dividends on Nuveen Stock). See “Description of Securities— Antidilution Adjustments.”

No early redemption	We will not have the option to exchange the principal amount of the securities for Nuveen Stock and/or cash or to otherwise repay the principal of the securities prior to the maturity date.

No early repurchase or early exchange rights	You will not have the option to cause us to repurchase the securities or to exchange the securities for Nuveen Stock and/or cash prior to the maturity date.

The maturity date of the securities may be accelerated	The maturity date of the securities will be accelerated upon the occurrence of either of the following two events:
• a reorganization event acceleration, which will occur if Nuveen is subject to a reorganization event in which holders of Nuveen Stock receive consideration solely in the form of cash; or

• an event of default acceleration, which will occur if there is an event of default by Morgan Stanley with respect to the securities.

For a description of the amount payable upon either of these acceleration events, see the sections of this prospectus supplement called “Description of Securities—Antidilution Adjustments” and “—Acceleration Upon an Event of Default.”

Tax consequences	There is no direct legal authority as to the proper tax treatment of the securities, and consequently our special tax counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Significant aspects of the tax treatment of the securities are uncertain. Pursuant to the terms of the securities and subject to the discussion under “United States Federal Income Taxation—Non-U.S. Holders,” you have agreed with us to treat a security as a unit consisting of (i) a forward contract pursuant to which you agree to purchase a number of shares of Nuveen Stock (and/or the cash equivalent thereof) from us and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the forward contract, as described in the section of this prospectus supplement called “United States Federal Income Taxation—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the securities, the timing and character of income on the securities and your basis for Nuveen Stock received in exchange for the securities might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in this prospectus supplement. Please read carefully the section of this prospectus supplement called “United States Federal Income Taxation.”

If you are a non-U.S. investor, please also read the section of this prospectus supplement called “United States Federal Income Taxation—Non-U.S. Holders” for a discussion of the withholding tax consequences of an investment in the securities.

You are urged to consult your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DTC eligibility	The securities will be issued in book-entry form and will be represented by global certificates deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company (“DTC”) in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Use of proceeds	This prospectus supplement and the accompanying prospectus are delivered in connection with the sale of securities by Morgan Stanley & Co. Incorporated and its affiliates in market-making transactions. We will not receive any of the proceeds from such transactions. See “Use of Proceeds and Hedging.”

No affiliation with Nuveen or St. Paul Travelers	Neither Nuveen nor St. Paul Travelers is an affiliate of ours. The obligations represented by the securities are obligations of Morgan Stanley and not of Nuveen or St. Paul Travelers.

Listing	The securities will not be listed on any securities exchange.

Where you can find more information on the securities	For a detailed description of the terms of the securities, including the specific mechanics and timing of any exchange ratio adjustment, you should read the “Description of Securities” section in this prospectus supplement. You should also read about some of the risks involved in investing in securities in the section called “Risk Factors” in this prospectus supplement. The tax and accounting treatment of investments in equity-linked securities such as these may differ from that of investments in ordinary debt securities or common stock. We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the securities.

How to reach us	Please contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).
CONCURRENT OFFERINGS
      Concurrently with the initial offering of the securities, St. Paul Travelers offered to the public 39,309,155 shares of Nuveen Stock (43,240,071 shares if the underwriters exercise an over-allotment option in full), representing approximately 42% of the outstanding shares of Nuveen Stock (approximately 46% if the over-allotment option is exercised in full), which we refer to as the secondary offering. In addition, we understand that Merrill Lynch & Co., Inc. issued and sold, in a registered offering, $275,060,000 of its 6.75% Mandatorily Exchangeable Securities due October 15, 2007 that are mandatorily exchangeable for between 6,741,397 and 8,090,000 shares of Nuveen Stock based on the closing price of Nuveen Stock over a thirty trading day period prior to the maturity of such mandatorily exchangeable debt securities.
      In order to hedge, in part, our anticipated exposure in connection with the securities, a subsidiary of ours has entered into a forward sale agreement with St. Paul Travelers pursuant to which St. Paul Travelers will deliver, subject to St. Paul Travelers’ right to cash settle such forward sale agreement, 6,067,500 shares of Nuveen Stock. See “Use of Proceeds and Hedging” in this prospectus supplement. We understand that a subsidiary of Merrill Lynch & Co., Inc. has entered into a similar forward sale agreement with St. Paul Travelers with respect to 5,824,800 shares of Nuveen Stock.
      Also concurrently with this offering, Nuveen will purchase directly from St. Paul Travelers $600 million of shares of Nuveen Class B common stock at a price per share equal to the net proceeds per share that St. Paul Travelers will receive from the underwriters in the secondary offering mentioned above. Nuveen purchased $200 million of such shares on April 12, 2005 and has entered into a stock repurchase forward agreement with St. Paul Travelers under which Nuveen will repurchase directly from St. Paul Travelers $400 million of such shares.
NUVEEN
      Nuveen’s principal businesses are asset management and related research as well as the development, marketing and distribution of investment products and services for the affluent, high-net-worth and institutional market segments. Nuveen will not receive any of the proceeds from the sale of the securities and will not have any obligation under the securities.
      Nuveen Stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “Commission”). Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission. The address of the Commission’s website is http://www.sec.gov. Information provided to or filed with the Commission by

Nuveen pursuant to the Exchange Act can be located by reference to Commission file number 1-11123. In addition, information regarding Nuveen may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.
      This prospectus supplement relates only to the securities offered hereby and does not relate to Nuveen Stock or other securities of Nuveen. We have derived all disclosures contained in this prospectus supplement regarding Nuveen from the publicly available documents described in the preceding paragraph. Neither we nor Morgan Stanley & Co. Incorporated or any of our affiliates that may use this prospectus supplement in connection with offers and sales of the securities in market-making transactions make any representation that such publicly available documents or any other publicly available information regarding Nuveen is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of Nuveen Stock have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Nuveen could affect the value received at maturity with respect to the securities and therefore the trading prices of the securities.
      Neither we nor any of our affiliates makes any representation to you as to the performance of Nuveen Stock.
      We and/or our affiliates may presently or from time to time engage in business with Nuveen, including extending loans to, or making equity investments in, Nuveen or providing advisory services to Nuveen, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to Nuveen, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to Nuveen and the reports may or may not recommend that investors buy, hold or sell Nuveen Stock. As a prospective purchaser of a security, you should undertake such independent investigation of Nuveen as in your judgment is appropriate to make an informed decision with respect to an investment in Nuveen Stock.

PRICE RANGE OF NUVEEN STOCK
      Nuveen Stock is listed on the New York Stock Exchange under the symbol “JNC.” The following table sets forth the high and low prices as reported by the New York Stock Exchange.

	High(1)	Low(1)	Dividends(1)(2)

2002
First quarter	$27.80	$24.95	$0.12
Second quarter	31.05	25.70	0.12
Third quarter	26.25	20.12	0.13
Fourth quarter	27.67	20.80	0.13
2003
First quarter	26.84	19.89	0.13
Second quarter	28.16	22.10	0.13
Third quarter	30.55	25.65	0.15
Fourth quarter	29.03	25.07	0.15
2004
First quarter	29.92	26.16	0.15
Second quarter	28.27	23.88	0.18
Third quarter	30.65	24.52	0.18
Fourth quarter	39.50	29.55	0.18
2005
First quarter	42.52	33.40	0.18
Second quarter (through April 12, 2005)	34.69	33.06	(3)

(1)	Price per share and dividend data have been adjusted to account for the 2-for-1 common stock dividend paid to shareholders of record on June 3, 2002.

(2)	Represents dividends per share declared with respect to the previous quarter and paid in the stated quarter.

(3)	Cash dividends have neither been declared nor paid.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Three Months Ended		Fiscal Year

	February 28,	February 29,
	2005	2004	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges	1.4	1.6	1.4	1.4	1.4	1.3	1.5
For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of:

•	income before income taxes; and

•	fixed charges;
less:

•	dividends on preferred securities subject to mandatory redemption.
Income before income taxes does not include losses from unconsolidated investees, dividends on preferred securities subject to mandatory redemption, (loss)/gain on discontinued operations and cumulative effect of accounting change.
Fixed charges are the sum of:

•	interest cost, including interest on deposits;

•	dividends on preferred securities subject to mandatory redemption; and

•	that portion of rent expense estimated to be representative of the interest factor.

RISK FACTORS
      The securities are not secured debt and are riskier than ordinary unsecured debt securities. Because the return to investors is based on the performance of Nuveen Stock, there is no guaranteed return of principal and you may lose up to your entire investment. This section describes the most significant risks relating to the securities. You should carefully consider, in addition to the other information set forth or incorporated by reference in this prospectus, the following information. You should also carefully consider whether the securities are suited to your particular circumstances before you decide to purchase them.

The securities are not ordinary senior debt securities — you will bear the full risk of a decline in the value of Nuveen Stock	The securities combine features of equity and debt. The terms of the securities differ from those of ordinary debt securities in that we will not pay you a fixed amount at maturity. Our payout to you at maturity will be a number of shares of Nuveen Stock and/or, at our option, an amount of cash, based on the closing price of Nuveen Stock on each of the thirty valuation dates, which are scheduled to be the thirty consecutive trading days commencing August 28, 2008, unless the maturity of the securities has been accelerated. If the closing price of Nuveen Stock on one or more of the valuation dates is less than the initial price of the securities, we may pay you an amount of Nuveen Stock and/or cash with a value that is less than the principal amount of the securities and may be zero.

If the price of Nuveen Stock is lower on the maturity date than it was on the applicable valuation date, the value of any Nuveen Stock you receive on the maturity date will be less than it would have been had you received it on the applicable valuation date.

Your appreciation potential is less than with direct ownership of Nuveen Stock	The market value of the Nuveen Stock (or the partial or total cash equivalent of such Nuveen Stock) that you will receive at maturity represented by the total exchange amount will exceed the issue price of the securities only if the closing price per share of Nuveen Stock on a sufficient number of valuation dates exceeds the threshold appreciation price of $40.80. The threshold appreciation price represents an appreciation of 20% over the initial price of $34.00. Therefore, an investment in the securities affords less opportunity for equity appreciation than with a direct investment in Nuveen Stock. If the closing price per share of Nuveen Stock on any valuation date exceeds the initial price of $34.00 but does not exceed the threshold appreciation price, you will realize no equity appreciation of the Nuveen Stock in the exchange amount for any such valuation date. Furthermore, if the closing price per share of Nuveen Stock on any valuation date exceeds the threshold appreciation price, you will realize only 83.33% of the increase in the value of the Nuveen Stock over the threshold appreciation price with respect to the exchange amount determined on such valuation date.

The securities will not be listed	The securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., currently intends to act as a market maker for the securities but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be little or no secondary market for the securities.

Market price of the securities will be influenced by many unpredictable factors	Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market. We expect that generally the closing price of Nuveen Stock on any day will affect the value of the securities more than any other single factor. However, because an investor in the securities receives a payout based on the exchange amounts as calculated on each of the valuation dates, the securities may trade differently from Nuveen Stock. Other factors that may influence the value of the securities include:

• the volatility (frequency and magnitude of changes in price) of Nuveen Stock

• geopolitical conditions and economic, financial, political, regulatory or judicial events that affect stock markets generally and which may affect Nuveen and the closing price of Nuveen Stock

• interest and yield rates in the capital markets

• the dividend rate on Nuveen Stock

• the time remaining to the maturity of the securities

• our creditworthiness

• the occurrence of certain events affecting Nuveen that may or may not require an adjustment to the exchange ratio

Some or all of these factors will influence the price you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the principal amount if the closing price of Nuveen Stock is at, below, or not sufficiently above the issue price of the securities.

You cannot predict the future performance of Nuveen Stock based on its historical performance. The price of Nuveen Stock may decrease so that you will receive at maturity an amount of Nuveen Stock worth less than the principal amount of the securities. In addition, there can be no assurance that the price of Nuveen Stock will increase above the threshold appreciation price so that you will receive at maturity an amount of Nuveen Stock worth more than the principal amount of the securities.

The concurrent offerings will likely affect the value of the securities	Concurrently with the initial offering, St. Paul Travelers offered to the public 39,309,155 shares of Nuveen Stock (43,240,071 shares if the underwriters exercise an over-allotment option in full), representing approximately 42% of the outstanding shares of Nuveen Stock (approximately 46% if the over-allotment option is exercised in full), which will significantly increase the amount of Nuveen Stock available for public trading. In addition, we understand that Merrill Lynch & Co., Inc. issued and sold, in a registered offering, an aggregate of $275,060,000 of its 6.75% Mandatorily Exchangeable Securities due October 15, 2007 that are mandatorily exchangeable for between 6,741,397 and 8,090,000 shares of Nuveen Stock based on the closing price of Nuveen Stock over a thirty trading day period prior to the maturity of such mandatorily exchangeable debt securities. These concurrent offerings will likely affect the price of Nuveen Stock and, accordingly, the value of the securities.

Morgan Stanley is not affiliated with St. Paul Travelers and St. Paul Travelers has no obligation with respect to the securities	We have no affiliation with St. Paul Travelers, and St. Paul Travelers has no obligations with respect to the securities or amounts to be paid to holders of the securities, including any obligation to take our needs or the needs of holders of the securities into consideration for any purpose. St. Paul Travelers is not responsible for the determination or calculation of the amount receivable by holders of the securities at maturity. The forward sale agreement between a subsidiary of ours and St. Paul Travelers is a commercial transaction and does not create any rights in, or for the benefit of, any third party, including any holder of the securities. See the section of this prospectus supplement called “Use of Proceeds and Hedging.”

In the event St. Paul Travelers does not perform under the forward sale agreement, we will still be required to acquire shares of Nuveen Stock for delivery to the holders of the securities, unless we elect to exercise our option to deliver cash with an equal value.

Morgan Stanley is not affiliated with Nuveen and Nuveen has no obligations with respect to the securities	Nuveen is not an affiliate of ours. Consequently, we have no ability to control the actions of Nuveen, including any corporate actions of the type that would require the calculation agent to adjust the payout to you at maturity. Nuveen has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. In addition, Nuveen has no obligations with respect to the securities or amounts to be paid to holders of the securities. None of the money you pay for the securities will go to Nuveen.

Morgan Stanley may engage in business with or involving Nuveen without regard to your interests	We or our affiliates may presently or from time to time engage in business with Nuveen without regard to your interests, including extending loans to, or making equity investments in, Nuveen or providing advisory services to Nuveen, including merger and acquisition advisory services. In the course of our business, we or our affiliates may acquire non-public information about Nuveen. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Nuveen. These research reports may or may not recommend that investors buy or hold Nuveen Stock.

You have no shareholder rights	Investing in the securities is not equivalent to investing in Nuveen Stock. As an investor in the securities, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to Nuveen Stock. In addition, you do not have the right to exchange your securities for Nuveen Stock, unless we elect to deliver Nuveen Stock in connection with the maturity of the securities.

The adjustments to the exchange ratio that the calculation agent is required to make do not cover every corporate event that can affect the value of Nuveen Stock and in some circumstances may result in a reduction to the exchange ratio	MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the value of Nuveen Stock, such as stock splits and stock dividends, increases or decreases in the regular quarterly dividend, other dividends or distributions and certain other corporate actions involving Nuveen, such as mergers. However, the calculation agent will not make an adjustment for every corporate event that can affect the value of Nuveen Stock. For example, the calculation agent is not required to make any adjustments if Nuveen or anyone else makes a partial tender or partial exchange offer for Nuveen Stock or for offerings by Nuveen of Nuveen Stock for cash or in connection with acquisitions or for sales of Nuveen Stock by St. Paul Travelers. If an event occurs that does not require the calculation agent to adjust the amount of Nuveen Stock payable at maturity, the closing price of the securities may be materially and adversely affected.

In addition, if the regular quarterly dividend on Nuveen Stock declines below $0.18 per share, the calculation agent will adjust the exchange ratio downward as described under “Description of Securities — Antidilution Adjustments.”

The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests	The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

As calculation agent, MS & Co. will calculate the payout to you at maturity of the securities and will determine what adjustments should be made to the exchange ratio to reflect certain corporate and other events. Determinations made by MS & Co., in its capacity as calculation agent, including adjustments to the exchange ratio, may affect the amount payable to you at maturity. See the sections of this prospectus supplement called “Description of Securities — Exchange at Maturity” and “— Antidilution Adjustments.”

Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the securities	MS & Co. and other subsidiaries of ours have carried out and will continue to carry out hedging activities related to the securities including trading in Nuveen Stock as well as in other instruments related to Nuveen Stock. MS & Co. and some of our other subsidiaries also trade Nuveen Stock and other financial instruments related to Nuveen Stock on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities during the term of the securities could potentially affect the price of Nuveen Stock on the valuation dates and, accordingly, the value of the exchange amounts you will receive at maturity.

Because the characterization of the securities for U.S. federal income tax purposes is uncertain, the material U.S. federal income tax consequences of an investment in the securities are uncertain	You should also consider the U.S. federal income tax consequences of investing in the securities. There is no direct legal authority as to the proper tax treatment of the securities, and consequently our special tax counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Significant aspects of the tax treatment of the securities are uncertain. Pursuant to the terms of the securities and subject to the discussion under “United States Federal Income Taxation — Non-U.S. Holders,” you have agreed with us to treat a security as a unit consisting of (i) a forward contract pursuant to which you agree to purchase Nuveen Stock (and/or the cash equivalent thereof) from us and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the forward contract, as described in the section of this prospectus supplement called “United States Federal Income Taxation — General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the securities, the timing and character of income on the securities and your basis for Nuveen Stock received in exchange for the securities might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in this prospectus supplement. Please read carefully the section of this prospectus supplement called “United States Federal Income Taxation.”

If you are a non-U.S. investor, please also read the section of this prospectus supplement called “United States Federal Income Taxation — Non-U.S. Holders” for a discussion of the withholding tax consequences of an investment in the securities.

You are urged to consult your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

USE OF PROCEEDS AND HEDGING
      This prospectus supplement and the accompanying prospectus are delivered in connection with the sale of securities by MS & Co. and its affiliates in market-making transactions. We will not receive any of the proceeds from such transactions.
      On April 6, 2005, we, through our subsidiaries, hedged, in part, our anticipated exposure in connection with the securities by entering into a forward sale agreement with St. Paul Travelers pursuant to which St. Paul Travelers has agreed to deliver, subject to St. Paul Travelers’ right to cash settle such forward sale agreement, an aggregate of 6,067,500 shares of Nuveen Stock. On April 12, 2005, a subsidiary of ours paid St. Paul Travelers a price, calculated at a discount from the public offering price of Nuveen Stock in the concurrent secondary offering, for the shares of Nuveen Stock underlying the forward contract.
      We have no affiliation with St. Paul Travelers, and St. Paul Travelers has no obligations with respect to the securities or amounts to be paid to holders of the securities, including any obligation to take our needs or the needs of holders of the securities into consideration for any purpose. In the event St. Paul Travelers does not perform under the forward sale agreement, we will be required to otherwise acquire shares of Nuveen Stock for delivery to the holders of the securities, unless and to the extent we elect to exercise our option to deliver cash in respect of some or all of the total exchange amount.
      In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the securities by purchasing, selling and short selling in the public market Nuveen Stock, options contracts on Nuveen Stock listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. Our subsidiaries may borrow shares of Nuveen Stock from stock lenders in connection with such short sales. We cannot give any assurance that our hedging activities will not affect the price of Nuveen Stock and, therefore, adversely affect the value of the securities or the payment you will receive at maturity or upon any acceleration of the securities.

DESCRIPTION OF SECURITIES
      The following description of the particular terms of the $275,060,000 principal amount of our 5.875% Mandatorily Exchangeable Securities due October 15, 2008, which we refer to as the securities, offered hereby supplements the descriptions of the general terms and provisions of the debt securities set forth in our prospectus, to which description reference is hereby made. The securities are referred to in our prospectus as the “debt securities.” The following summary of the securities is qualified in its entirety by reference to the senior indenture referred to in our prospectus.
General
      The securities will initially be limited to $275,060,000 in aggregate principal amount and will mature on October 15, 2008, subject to acceleration as described below under “—Antidilution Adjustments” and “—Acceleration Upon an Event of Default,” and subject to extension in the event of a market disruption event (as defined below) or the unscheduled occurrence of a non-trading day on or after August 28, 2008 as described below under “—Exchange at Maturity.” The securities will be sold at $34.00 per security, which we refer to as the “issue price.” If, due to a market disruption event or otherwise, any valuation date occurs after October 9, 2008, the maturity date will be the third business day following the final valuation date as postponed; provided that the maturity date shall be no later than November 15, 2008. We may not redeem the securities prior to the maturity date, and you will not have the option to cause us to repurchase the securities or to exchange the securities for Nuveen Stock and/or cash prior to the maturity date.
      The securities will constitute senior unsecured debt and will rank on parity with all other senior unsecured indebtedness of Morgan Stanley and with all other unsecured and unsubordinated indebtedness of Morgan Stanley, subject to certain statutory exceptions in the event of liquidation upon insolvency. The securities will be issued in fully registered form only, in denominations of $34.00 and integral multiples thereof. Principal of and interest on the securities will be payable, and the transfer of securities will be registrable, through the depositary as described below.
      As used herein “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York. “Trading day” means a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange, Inc. (“NYSE”), the American Stock Exchange LLC, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States.
      The trustee for the securities is JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank), which we refer to as the Trustee.
      References to payment “per security” refer to each $34.00 principal amount of the securities.
Interest on the Securities
      The securities will bear interest from April 12, 2005, the issue date, to but excluding the scheduled maturity date at a rate of 5.875% per annum (equivalent to $1.9975 per annum per security). We will pay interest on the securities each January 15, April 15, July 15 and October 15, commencing July 15, 2005 to and including the maturity date, which we refer to as the “interest payment dates.” If the scheduled maturity date is postponed because a valuation date occurs after October 9, 2008 or otherwise, we will pay interest on the maturity date as postponed rather than on the scheduled maturity date, but no interest will accrue on the securities or on such payment during the period from or after the scheduled maturity date. If any scheduled interest payment date (other than the maturity date) is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. The “record date” for each interest payment date, other than the interest payment date that coincides with the maturity date, will be the date 15 calendar days prior to such scheduled interest payment date, whether or not that date is a business day. Interest payable on the maturity date will be payable to the holders presenting the securities for mandatory exchange at maturity.

      Interest will be computed on the basis of a 360-day year of twelve 30-day months and will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date. Interest will accrue to but excluding the next interest payment date, or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below. Interest payments will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the relevant interest payment date or scheduled maturity date.
Exchange at Maturity
      At maturity, we will, or will cause the trustee to, deliver an aggregate amount of Nuveen Stock and/or cash per security equal to the sum of the exchange amounts as determined on each of the thirty valuation dates, which we refer to as the “total exchange amount.” The exchange amount for each valuation date is determined as described below. Unless the maturity of the securities has been accelerated, upon delivery of the securities to the trustee, we will apply the $34.00 principal amount of each security as payment for and will, or will cause the trustee to, deliver the total exchange amount on the maturity date, together with accrued and unpaid interest.
      The “valuation dates” will be the first thirty trading days on which no market disruption event shall have occurred beginning August 28, 2008; provided that the last valuation date shall be no later than November 12, 2008.
      If, due to a market disruption event or otherwise, the final valuation date has not occurred by November 12, 2008, all remaining valuation dates will be deemed to occur on November 12, 2008, and the closing price for each of the remaining valuation dates will be the closing price on November 12, 2008, or if there is a market disruption event on that day the market value per share of Nuveen Stock as determined by the calculation agent.
     Exchange Amount
      The exchange amount per security as determined on each valuation date will be determined by the calculation agent as follows:

•	if the exchange price on the valuation date is greater than $40.80 (the “threshold appreciation price”), the exchange amount will equal a number of shares of Nuveen Stock equal to the product of .8333 (the “threshold participation factor”) and the exchange ratio divided by 30 or, at our option, the cash value thereof;

•	if the exchange price on the valuation date is less than or equal to the threshold appreciation price but is greater than the initial price, the exchange amount will equal a number of shares of Nuveen Stock with a value equal to the initial price divided by 30 or, at our option, cash equal to the initial price divided by 30; and

•	if the exchange price on the valuation date is $34.00 or less, the exchange amount will equal a number of shares of Nuveen Stock equal to the exchange ratio divided by 30 or, at our option, the cash value thereof.
      The amount of cash to be delivered in lieu of shares of Nuveen Stock for any applicable valuation date will equal the number of such shares multiplied by the closing price of Nuveen Stock on such valuation date.
      The exchange ratio is initially set at 1.0 and is subject to adjustment upon the occurrence of certain corporate events relating to Nuveen. See “—Antidilution Adjustments” below.
      The “initial price” is the original issue price, or $34.00. The “exchange price” on any valuation date means the product of (i) the closing price of one share of Nuveen Stock and (ii) the exchange ratio, each as determined on such valuation date.

      The “closing price” for one share of Nuveen Stock (or one unit of any other security for which a closing price must be determined) on any trading day (as defined below) means:

•	if Nuveen Stock (or any such other security) is listed or admitted to trading on a national securities exchange that is the primary market for Nuveen Stock, the last reported sale price, regular way, of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which Nuveen Stock (or any such other security) is listed or admitted to trading,

•	if Nuveen Stock (or any such other security) is a security that is primarily traded on the Nasdaq National Market (and provided that the Nasdaq National Market is not then a national securities exchange), the Nasdaq official closing price published by The Nasdaq Stock Market, Inc. on such day, or

•	if Nuveen Stock (or any such other security) is neither listed or admitted to trading on any national securities exchange that is the primary market for Nuveen Stock nor a security that is primarily traded on the Nasdaq National Market but is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the National Association of Securities Dealers, Inc., the last reported sale price of the principal trading session on the OTC Bulletin Board on such day.
      If Nuveen Stock (or any such other security) is listed or admitted to trading on any national securities exchange or is a security traded on the Nasdaq National Market but the last reported sale price or Nasdaq official closing price, as applicable, is not available pursuant to the preceding sentence, then the closing price for one share of Nuveen Stock (or one unit of any such other security) on any trading day will mean the last reported sale price of the principal trading session on the over-the-counter market as reported on the Nasdaq National Market or the OTC Bulletin Board on such day. If, because of a market disruption event or otherwise, the last reported sale price or Nasdaq official closing price, as applicable, for Nuveen Stock (or any such other security) is not available pursuant to either of the two preceding sentences, then the closing price for any trading day will be the mean, as determined by the calculation agent, of the bid prices for Nuveen Stock (or any such other security) obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of MS & Co. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained. The term “security traded on the Nasdaq National Market” will include a security included in any successor to such system, and the term “OTC Bulletin Board Service” will include any successor service thereto.
      If the security is an American Depositary Receipt (an “ADR”), the closing price for such security means (i) the closing price for such ADR determined as set forth above, or (ii) if the ADRs are not traded, the product of (a) the closing price per share (or, if no closing price per share is reported, the last reported per share sale price) of the shares represented by such ADR on the principal securities exchange on which such shares are listed on such date, or, if such shares are not listed for trading on a securities exchange on such date, the per share market value of such shares on such date as determined by a nationally recognized independent investment banking firm retained for this purpose by the calculation agent, (b) the number of shares represented by such ADR and (c) the U.S. dollar noon buying rate in New York City for cable transfers of the relevant currency for U.S. dollars as certified by the Federal Reserve Bank of New York on such date.

Settlement
      We shall, or shall cause the calculation agent to, (i) provide written notice to the Trustee and to the depositary, on or prior to the fifth business day immediately prior to the first valuation date, of our elections with respect to each of the thirty valuation dates as to whether we will deliver shares of Nuveen Stock or cash to the Trustee for the benefit of holders of the securities in respect of each such valuation date, which election we can change by providing written notice to the Trustee and the depositary at least three business days prior to the valuation date for which such change is to take effect, (ii) provide written notice to the Trustee and to the depositary, on the business day following each valuation date, of the exchange amount for such valuation date, and (iii) deliver such shares of Nuveen Stock (and cash in respect of interest and any fractional shares of Nuveen Stock) or cash, as the case may be, in respect of each such valuation date to the Trustee on or before the maturity date. We expect such shares and/or cash will be distributed to investors on the maturity date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “Book-Entry, Delivery and Form” below.
      We will have the option to deliver the Nuveen Stock or cash constituting the exchange amount with respect to one or more valuation dates to the Trustee for the benefit of the holders of the securities prior to the maturity date. Our delivery of such Nuveen Stock and/or cash to the Trustee will be irrevocable and will satisfy our obligation to deliver those shares of Nuveen Stock and/or cash on the maturity date. We refer to any day on which we make such a delivery of Nuveen Stock and/or cash as a “settlement date.” After the delivery of the exchange amount on any settlement date, we will have no ownership interest in the Nuveen Stock or cash we have delivered. The Trustee will hold such Nuveen Stock and/or cash for the benefit of the holders of the securities and will distribute them to the holders of the securities on the maturity date, unless required by law or regulation to deliver such shares or cash prior to the maturity date.
      In addition, we may elect to make an irrevocable delivery of Nuveen Stock to the Trustee prior to any valuation date, in an amount no greater than .8333 shares per security, for the benefit of the holders of the securities. To the extent of any such delivery, our obligation to deliver Nuveen Stock with respect to one or more valuation dates will be reduced accordingly.
      If, while the Trustee is holding Nuveen Stock for the benefit of the holders of the securities, the Trustee receives any solicitation for any vote or other action to be taken with respect to Nuveen Stock, the Trustee shall abstain from voting or taking such action.
      If we elect to deliver shares of Nuveen Stock with respect to the exchange amount determined on any valuation date but we have not yet delivered such shares to the Trustee, the calculation agent will adjust the amount of Nuveen Stock to be delivered during the period following the relevant valuation date to but excluding the settlement date on which such exchange amount is delivered to the Trustee on account of the occurrence of any of the events set forth under “— Antidilution Adjustments” below that would require an adjustment to the exchange ratio.
      If the maturity of the securities is accelerated because of an event of default acceleration (as defined under “— Acceleration Upon an Event of Default” below), we shall provide such notice as promptly as possible and in no event later than two business days after the date of acceleration.
     No Fractional Shares
      On the maturity date, we will deliver the aggregate number of shares of Nuveen Stock and/or cash due with respect to all of such securities, as described above, but, if we deliver shares, we will pay cash in lieu of delivering any fractional share of Nuveen Stock in an amount equal to the corresponding fractional closing price of such fraction of a share of Nuveen Stock as determined by the calculation agent as of the final valuation date.
Calculation Agent
      The calculation agent for the securities is MS & Co., which we refer to as the “calculation agent.” All determinations made by the calculation agent, will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.
      All calculations with respect to the exchange ratio for the securities will be made by the calculation agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655), and all dollar amounts paid to you in the aggregate related to interest payments or payouts at maturity resulting from such calculations will be rounded to the nearest cent with one-half cent rounded upward.
      Because the calculation agent is our affiliate, the economic interests of the calculation agent and its affiliates may be adverse to your interests as an investor in the securities, including with respect to certain determinations and judgments that the calculation agent must make in making adjustments to the exchange ratio or other antidilution adjustments or determining any closing price or whether a market disruption event has occurred or calculating the amount payable to you in the event of any acceleration. See “— Antidilution Adjustments,” “— Market Disruption Event” and “— Acceleration Upon an Event of Default” below. MS & Co. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
Antidilution Adjustments
      The exchange ratio will be adjusted by the calculation agent upon the occurrence of the events described below, as follows:

1. Stock splits. If Nuveen Stock is subject to a stock split or reverse stock split, then once such split has become effective, the exchange ratio will be adjusted to equal the product of the prior exchange ratio and the number of shares issued in such stock split or reverse stock split with respect to one share of Nuveen Stock.

2. Stock dividends. If Nuveen Stock is subject

(i) to a stock dividend (issuance of additional shares of Nuveen Stock) that is given ratably to all holders of shares of Nuveen Stock, or

(ii) to a distribution of Nuveen Stock as a result of the triggering of any provision of the corporate charter of Nuveen,

then at the close of business on the record date for such dividend, the exchange ratio will be adjusted so that the new exchange ratio shall equal the prior exchange ratio plus the product of (i) the number of shares to be issued with respect to one share of Nuveen Stock and (ii) the prior exchange ratio.

3. Rights or Warrants. If Nuveen issues rights or warrants to all holders of Nuveen Stock to subscribe for or purchase Nuveen Stock at an exercise price per share less than the closing price of Nuveen Stock on both

(i) the date the exercise price of such rights or warrants is determined, and

(ii) the expiration date of such rights or warrants,
      and if the expiration date of such rights or warrants precedes the maturity of the securities,

then the exchange ratio will be adjusted to equal the product of the prior exchange ratio and a fraction:

The numerator of this fraction will be:

the number of shares of Nuveen Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Nuveen Stock offered for subscription or purchase pursuant to such rights or warrants.
           The denominator of this fraction will be:

the number of shares of Nuveen Stock outstanding immediately prior to the issuance of such rights or warrants plus a number of additional shares of Nuveen Stock equal to:

(i) the total number of shares offered for subscription or purchase pursuant to such right or warrants multiplied by the exercise price of such rights or warrants, divided by

(ii) the closing price of Nuveen Stock on the expiration date of such rights or warrants.

4. Ordinary Dividends. In the event of any increase or decrease on or after April 6, 2005 in the regular quarterly cash dividend payable to holders of Nuveen Stock relative to the Base Quarterly Dividend (as defined below), the exchange ratio will be adjusted as of the related ex-dividend date for such quarterly cash dividend.

The new exchange ratio will equal the prior exchange ratio times a fraction:

The numerator of this fraction will be:

The Base Closing Price minus the Base Quarterly Dividend.

The denominator of this fraction will be:

The Base Closing Price minus the amount per share of such dividend or distribution.

For purposes of this calculation the “Base Quarterly Dividend” means a quarterly dividend of $.18 per share. The amount of the Base Quarterly Dividend is subject to adjustment by the calculation agent in its sole discretion in a manner inversely proportional to any adjustment to the exchange ratio in the case of any stock split or reverse stock split described in paragraph 1 or any stock dividend or distribution described in paragraph 2.

For purposes of this calculation, the “Base Closing Price” means the closing price of Nuveen Stock on the trading day preceding the ex-dividend date for the payment of such cash dividend.

The “ex-dividend date” means the day on and after which transactions in Nuveen Stock on an organized securities exchange or trading system no longer carry the right to receive the cash dividend or other cash distribution.

5. Other Cash or Non-Cash Dividends.

(a) If a cash dividend or distribution (excluding any dividends or distributions described in paragraph 4, including a regular quarterly dividend equal to the Base Quarterly Dividend, or paragraph 6) occurs with respect to Nuveen Stock, the exchange ratio with respect to Nuveen Stock will be adjusted on the ex-dividend date with respect to such cash dividend or distribution.

The new exchange ratio will equal the product of the then current exchange ratio and a fraction:

The numerator of this fraction will be the Base Closing Price.

The denominator of this fraction will be the Base Closing Price minus the cash dividend or distribution.

For purposes of this calculation, the “Base Closing Price” means the closing price of Nuveen Stock on the trading day preceding the ex-dividend date for the payment of such cash dividend or distribution.

(b) If a non-cash dividend or distribution (excluding any non-cash dividends or distributions described in paragraph 2, paragraph 3 or paragraph 6) occurs with respect to Nuveen Stock, the exchange ratio with respect to Nuveen Stock will be adjusted on the ex-dividend date with respect to such non-cash dividend or distribution.

The new exchange ratio will equal the product of the then current exchange ratio and a fraction:

The numerator of this fraction will be the Base Closing Price.

The denominator of this fraction will be the Base Closing Price minus the full cash value of the non-cash dividend or distribution.
      For purposes of this calculation, the “Base Closing Price” means the closing price of Nuveen Stock on the trading day preceding the ex-dividend date for the payment of such non-cash dividend or distribution.

To the extent a dividend or distribution is not paid in cash, the value of the non-cash component will be determined by the calculation agent, whose determination shall be conclusive. A distribution on Nuveen Stock described in clause (i), (iv) or (v) of the first sentence of paragraph 6 below shall cause an adjustment to the exchange ratio pursuant only to clause (i), (iv) or (v) of the first sentence of paragraph 6, as applicable.

6. Reorganization Events. Any of the following shall constitute a “Reorganization Event”:

(i) Nuveen’s stock is reclassified or changed, including, without limitation, as a result of the issuance of any tracking stock by Nuveen,

(ii) Nuveen or any surviving entity or subsequent surviving entity of Nuveen (a “Nuveen Successor”) has been subject to a merger, combination or consolidation and is not the surviving entity,

(iii) Nuveen or any Nuveen Successor completes a statutory exchange of securities with another corporation (other than pursuant to clause (ii) above),

(iv) Nuveen or any Nuveen Successor is liquidated,

(v) Nuveen or any Nuveen Successor issues to all of its shareholders equity securities of an issuer other than Nuveen (other than in a transaction described in clause (ii), (iii) or (iv) above) (a “Spin-off Event”), or

(vi) all of the outstanding shares of Nuveen Stock are acquired pursuant to a tender offer, exchange offer or going private transaction.

If any Reorganization Event occurs, in each case as a result of which the holders of Nuveen Stock receive any equity security listed on a national securities exchange or traded on The Nasdaq National Market (a “Marketable Security”), other securities or other property, assets or cash, including:

(i) in the case of the issuance of tracking stock, the reclassified share of Nuveen Stock,

(ii) in the case of a Spin-off Event, the share of Nuveen Stock with respect to which the spun-off security was issued, and

(iii) in the case of any other Reorganization Event where Nuveen Stock continues to be held by the holders receiving such distribution, the Nuveen Stock (collectively “Exchange Property”),

the amount payable per each security with respect to any valuation date following the effective date for such Reorganization Event (or, if applicable, in the case of spinoff stock, the ex-dividend date for the distribution of such spinoff stock) will be adjusted to provide that each holder of a security may receive Exchange Property or, at our option, the cash value of such Exchange Property on the maturity date.

Following the effective date for such Reorganization Event (or, if applicable, in the case of spinoff stock, the ex-dividend date for the distribution of such spinoff stock), the method of determining the exchange price used to calculate the exchange amount on any valuation date will be adjusted so that the exchange price will mean the Transaction Value as of the valuation date.

“Transaction Value” at any valuation date means the sum of:

(i) for any cash received in any such Reorganization Event, the amount of cash received per share of Nuveen Stock as adjusted by the exchange ratio at the time of such Reorganization Event,

(ii) for any property other than cash or Marketable Securities received in any such Reorganization Event, the market value, as determined by the calculation agent, as of the date of receipt, of such Exchange Property received for each share of Nuveen Stock, as adjusted by the exchange ratio at the time of such Reorganization Event, and

(iii) for any Marketable Securities received in any such Reorganization Event, an amount equal to the closing price per share, as of such valuation date, of such security multiplied by the quantity of such security received for each share of Nuveen Stock, as adjusted by the exchange ratio at the time of such Reorganization Event (and as the exchange ratio for such Marketable Security may have been subsequently adjusted to and including the applicable valuation date).

Reorganization Event Acceleration if Solely Cash Consideration. Notwithstanding the above, if the Exchange Property received in any such Reorganization Event consists only of cash, the maturity date of the securities will be deemed to be accelerated (a “Reorganization Event Acceleration”) to the third business day immediately following the date on which such cash is distributed to holders of Nuveen Stock (the “date of acceleration”).

On such date of acceleration holders will receive for each security in lieu of any Nuveen Stock and as liquidated damages in full satisfaction of Morgan Stanley’s obligations under the securities an amount of cash equal to:

(a) if the Transaction Value is equal to or less than the initial price, the Transaction Value,

(b) if the Transaction Value is less than or equal to the threshold appreciation price but is greater than the initial price, the initial price, and

(c) if the Transaction Value is greater than the threshold appreciation price, the product of the threshold participation factor and the Transaction Value,

plus, in each case, accrued but unpaid interest to but excluding the date of acceleration.

If Exchange Property consists of more than one type of property and we do not elect to deliver cash with respect to any valuation date, we will deliver to the trustee for the benefit of the holders of the securities, a pro rata share of each such type of Exchange Property. We expect that such Exchange Property will be distributed to investors in accordance with the standard rules and procedures of DTC and its direct and indirect participants. If Exchange Property includes a cash component, investors will not receive any interest accrued on such cash component. In the event Exchange Property consists of Marketable Securities, those Marketable Securities will, in turn, be subject to the antidilution adjustments set forth in paragraphs 1 through 6, except that the calculation agent may make any modifications to such adjustments as it may reasonably determine.
*     *     *
      For purposes of paragraph 6 above, in the case of a consummated tender or exchange offer or going-private transaction involving consideration of particular types, Exchange Property shall be deemed to include the amount of cash or other property delivered by the offeror in the tender or exchange offer (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.
      Following the occurrence of any Reorganization Event referred to in paragraph 6 above, (i) references to “Nuveen Stock” under “—No Fractional Shares,” “—Exchange at Maturity” and “—Market Disruption Event” shall be deemed to also refer to any other security received by holders of Nuveen Stock in any such Reorganization Event, and (ii) all other references in this prospectus supplement to “Nuveen Stock” shall be deemed to refer to the Exchange Property into which the securities are thereafter exchangeable and references to a “share” or “shares” of Nuveen Stock shall be deemed to refer to the applicable unit or units of such Exchange Property, unless the context otherwise requires.
      If the closing price is no longer available for Nuveen Stock for whatever reason, including the liquidation of Nuveen or the subjection of Nuveen to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of Nuveen Stock will equal zero for so long as no closing price is available.
      The exchange ratio resulting from any of the adjustments specified above will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward. Adjustments to the exchange ratios with respect to any Nuveen Stock or Exchange Property will be made up to the close of business on the final valuation date.
      No adjustments to the exchange ratio or method of calculating the exchange ratio will be required other than those specified above. The adjustments specified above do not cover all events that could affect the closing price of Nuveen Stock, including, without limitation, a partial tender or exchange offer for Nuveen Stock, offerings of Nuveen Stock by Nuveen for cash or in connection with acquisitions or sales of Nuveen Stock by St. Paul Travelers.

      The calculation agent shall be solely responsible for the determination and calculation of any adjustments to the exchange ratio or of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraphs 1 through 6 above, and its determinations and calculations with respect thereto shall be conclusive in the absence of manifest error. The calculation agent will, upon the occurrence of an event that requires an adjustment to the exchange ratio or the occurrence of a Reorganization Event (or, in either case, if the calculation agent is not aware of such occurrence, as soon as practicable after becoming so aware), promptly notify us, the trustee and DTC as holder of the securities in writing of the occurrence of such event including a statement setting forth the factors by which the exchange ratio is to be adjusted.
Market Disruption Event
      A “market disruption event” means, with respect to Nuveen Stock:

(i) a suspension, absence or material limitation of trading of Nuveen Stock on the primary market for Nuveen Stock for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the primary market for Nuveen Stock as a result of which the reported trading prices for Nuveen Stock during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or the suspension, absence or material limitation of trading on the primary market for trading in options contracts related to Nuveen Stock, if available, during the one-half hour period preceding the close of the principal trading session in the applicable market, in each case as determined by the calculation agent in its sole discretion; and

(ii) a determination by the calculation agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our subsidiaries to unwind or adjust all or a material portion of the hedge with respect to the securities.
      For purposes of determining whether a market disruption event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant options contract will not constitute a market disruption event, (3) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the Securities and Exchange Commission (the “Commission”) of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in options contracts on Nuveen Stock by the primary securities market trading such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in options contracts related to Nuveen Stock and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Nuveen Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.
Acceleration Upon an Event of Default
      In case an event of default by Morgan Stanley with respect to the securities shall have occurred and be continuing, the amount declared due and payable per security upon any acceleration of the securities (an “Event of Default Acceleration”) shall be determined by the calculation agent and shall be an amount equal to the sum of the exchange amounts (in each case using the cash value of such exchange amount) for each of thirty valuation dates, plus accrued but unpaid interest to but excluding the date of acceleration. For purposes of determining the exchange amounts, the acceleration date will be the first valuation date and the subsequent valuation dates will be the first twenty-nine trading days on which no market disruption event shall have occurred immediately following such date of acceleration.

Book-Entry, Delivery and Form
      The securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the “depositary” or “DTC,” and registered in the name of Cede & Co., the depositary’s nominee.
      The depositary has advised Morgan Stanley as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participant’s accounts, eliminating the need for physical movement of securities certificates. The depositary’s participants include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depositary. Access to the depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
      Purchases of the securities under the depositary’s system must be made by or through its direct participants, which will receive a credit for the securities on the depositary’s records. The ownership interest of each actual purchaser of each security (the beneficial owner) is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the securities are to be made by entries on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the securities, except in the event that use of the book-entry system for the securities is discontinued.
      To facilitate subsequent transfers, all securities deposited with the depositary are registered in the name of the depositary’s partnership nominee, Cede & Co, or such other name as may be requested by the depositary. The deposit of securities with the depositary and their registration in the name of Cede & Co. or such other nominee of the depositary do not effect any change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the securities; the depositary’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Neither the depositary nor Cede & Co. (nor such other nominee of the depositary) will consent or vote with respect to the securities unless authorized by a direct participant in accordance with the depositary’s procedures. Under its usual procedures, the depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the securities are credited on the record date.
      Payments in respect of the principal of and interest on the securities will be made to Cede & Co or such other nominee as may be requested by the depositary. The depositary’s practice is to credit direct participants accounts upon the depositary’s receipt of funds and corresponding detail information from us or any agent of ours, on the date payable in accordance with their respective holdings shown on the depositary’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in street name, and will be the responsibility of such participant and not of the depositary or its nominee, the trustee, any agent of ours, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments of principal of and interest on the securities to Cede & Co. or such other nominee as may be requested by the depositary is the responsibility of us or of any paying agent of ours, disbursement of such payments to direct participants will be the responsibility of the depositary, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.
      The depositary may discontinue providing its services as depositary with respect to the securities at any time by giving reasonable notice to us or our agent. Under such circumstances, in the event that a successor depositary is not obtained by us within 90 days, security certificates are required to be printed and delivered. See “Forms of Securities— Global Securities” in our prospectus.
      We may decide to discontinue use of the system of book-entry transfers through the depositary or any successor depositary. We understand, however, that under its current practices, the depositary would notify its participants of our request, but will only withdraw beneficial interests from a global security at the request of each participant. We would issue definitive certificates in exchange for any such interests withdrawn. See “Forms of Securities— Global Securities” in our prospectus.
      According to the depositary, the foregoing information relating to the depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
      The information in this section concerning the depositary and depositary’s book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof. The depositary may change or discontinue the foregoing procedures at any time.
Notices
      Notices to holders of the securities will be given by mailing the notices to each holder by first class mail, postage prepaid, at the respective address of each holder as that address appears upon our books. We expect that notices given to the depositary, as holder of the registered global securities, will be passed on to the beneficial owners of the securities in accordance with the standard rules and procedures of the depositary and its direct and indirect participants.

UNITED STATES FEDERAL INCOME TAXATION
      The following summary is based on the advice of Davis Polk & Wardwell, our special tax counsel (“Tax Counsel”), and is a general discussion of the principal potential U.S. federal income tax consequences to initial investors in the securities that purchase the securities at the issue price and that will hold the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws (e.g., certain financial institutions, tax-exempt organizations, dealers and certain traders in options or securities, partnerships or other entities classified as partnerships, or persons who hold a security as a part of a hedging transaction, straddle, conversion or other integrated transaction). Additionally, except as pertains to the withholding tax described below under “—Non-U.S. Holders,” the effect of the U.S. federal tax laws, including the effect of the U.S. federal estate tax laws, on an investment in the securities by non-U.S. investors is not discussed. As the law applicable to the U.S. federal income taxation of instruments such as the securities is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.
General
      Pursuant to the terms of the securities and subject to the discussion below under “—Non-U.S. Holders,” we and every investor in the securities agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a security for all tax purposes as a unit consisting of: (i) a contract (the “Forward Contract”) that requires an investor in a security to purchase from us a number of shares of Nuveen Stock (and/or the cash equivalent thereof) for an aggregate purchase price equal to the issue price (the “Forward Price”), and (ii) a deposit with us of a fixed amount of cash, equal to the issue price, to secure the investor’s obligation under the Forward Contract (the “Deposit”), which Deposit bears payments for each quarter equal to a yield of 4.64% per annum, which yield is based on our cost of borrowing. Under this characterization, less than the full quarterly payments on the securities may be attributable to the yield on the Deposit. Accordingly, the excess of the quarterly payments on the securities, if any, over the portion of those payments attributable to the yield on the Deposit will represent payments attributable to the investor’s entry into the Forward Contract (the “Contract Fees”). We intend to allocate 100% of the issue price of the securities to the Deposit and none to the Forward Contract. Our allocation of the issue price will be binding on investors in the securities, unless an investor timely and explicitly discloses to the IRS that its allocation is different from ours. The treatment of the securities described above and our allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the securities or instruments similar to the securities for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the securities. Due to the absence of authorities that directly address instruments that are similar to the securities, Tax Counsel is unable to render an opinion as to the proper U.S. federal income tax characterization of the securities. Significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization described herein. Accordingly, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in the securities (including alternative characterizations of the securities) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment and the allocation described above.
U.S. Holders
      As used herein, the term “U.S. Holder” means an owner of a security that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Tax Treatment of the Securities
      Assuming the characterization of the securities and the allocation of the issue price as set forth above, Tax Counsel believes that the following U.S. federal income tax consequences should result.
      Quarterly Payments on the Securities. To the extent attributable to the yield on the Deposit, quarterly payments on the securities will generally be taxable to a U.S. Holder as ordinary income at the time accrued or received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. As discussed above, any excess of the quarterly payments over the portion thereof attributable to the yield on the Deposit will be treated as Contract Fees. Although the U.S. federal income tax treatment of the Contract Fees is uncertain, we intend to take the position, and the following discussion assumes, that any Contract Fees with respect to the securities constitute taxable income to a U.S. Holder at the time accrued or received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.
      Tax Basis. Based on our determination set forth above, the U.S. Holder’s initial tax basis in the Forward Contract will be zero, and the U.S. Holder’s initial tax basis in the Deposit will be 100% of the issue price.
      Settlement of the Forward Contract. Although the treatment of the settlement of the Forward Contract is unclear, we intend to take the positions that (i) a U.S. Holder would, pursuant to the Forward Contract, be deemed to have applied one-thirtieth of the Forward Price toward the purchase of the exchange amount for each valuation date and (ii) the U.S. Holder of a security will be treated, for U.S. federal income tax purposes, as having received and owned such exchange amount once the exchange amount is delivered to the trustee in respect of the security, even though the exchange amount will not be delivered to the holder by the trustee until the maturity date. Accordingly, the U.S. Holder will be required to recognize income accrued or received on such exchange amount even though such income will not be delivered to the holder by the trustee until the maturity date. The U.S. Holder would not recognize any gain or loss with respect to the receipt by the trustee of any Nuveen Stock. With respect to any cash received upon any settlement date (other than in respect of any accrued Contract Fees or accrued but unpaid interest on the Deposit, which will be taxed as described above under “—Quarterly Payments on the Securities”), a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the pro rata portion of the Forward Price allocable to the cash as described in the following paragraph. Any such gain or loss would generally be capital gain or loss, as the case may be.
      Based on the characterization described above, we intend to take the position that (i) one-thirtieth of the Forward Price is allocable to the exchange amount for each valuation date and (ii) to the extent Nuveen Stock is received for a valuation date, such portion of the Forward Price is further allocated between the Nuveen Stock and any fractional shares. The holding period for any Nuveen Stock (including any fractional shares) received would start on the day after the applicable settlement date. If a U.S. Holder receives on the maturity date any cash in lieu of a fractional share, such U.S. Holder will be treated as having sold the fractional share and will be required to recognize with respect to such fractional share short term capital gain or loss, as the case may be.
      Sale, Exchange or Early Retirement of the Securities. Upon a sale or exchange of a security prior to the maturity of the security, or upon its retirement prior to maturity, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and the U.S. Holder’s tax basis in the security. Any such gain or loss would generally be capital gain or loss, as the case may be. Such U.S. Holder’s tax basis in the security would generally equal the U.S. Holder’s tax basis in the Deposit. If a U.S. Holder sells or exchanges a security after one or more settlement dates, the U.S. Holder will be treated as having sold or exchanged the security as well as the exchange amount previously received by the trustee in respect of the security. The basis of the security shall be reduced by the portion thereof previously allocated to the exchange amounts attributable to all prior settlement dates. To the extent the holder recognizes any gain or loss in respect of any Nuveen Stock deemed to be sold or exchanged upon the sale or exchange of the security, such gain or loss will be short term capital gain or loss as the case may be. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid interest payments on the Deposit, which would be taxed as described under “—Quarterly Payments on the Securities” above. It is uncertain whether the amount realized includes any amount attributable to accrued but unpaid Contract Fees. U.S. Holders should consult their own tax advisors regarding the treatment of accrued but unpaid Contract Fees upon the sale, exchange or retirement of a security.
      Delivery of Nuveen Stock to the Trustee Prior to any Valuation Date. The discussion above assumes that there is no irrevocable delivery of Nuveen Stock to the trustee prior to any valuation date. In the event that an irrevocable delivery of Nuveen Stock is made to the trustee in respect of a security prior to any valuation date, we intend to take the position that the U.S. Holder of the security will be treated, for U.S. federal income tax purposes, as having received and owned the Nuveen Stock once the Nuveen Stock is delivered to the trustee even though such Nuveen Stock and any income thereon will not be delivered to the holder by the trustee until the maturity date. The U.S. Holder would not recognize any gain or loss with respect to the receipt by the trustee of the Nuveen Stock. U.S. Holders should consult their own tax advisors regarding the tax consequences of such event (including the amount of tax basis allocable to Nuveen Stock and the effect of such event on the sale or exchange of the securities).

Possible Alternative Tax Treatments of an Investment in the Securities
      Due to the absence of authorities that directly address the proper characterization of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a security under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).
      If the IRS were successful in asserting that the Contingent Payment Regulations applied to the securities, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue interest income as original issue discount, subject to adjustments, at a “comparable yield” on the issue price. In addition, a U.S. Holder would recognize income upon maturity of the securities to the extent that the value of Nuveen Stock and cash (if any) received exceeded the adjusted issue price. Furthermore, any gain realized with respect to the securities would generally be treated as ordinary income.
      Even if the Contingent Payment Regulations do not apply to the securities, other alternative U.S. federal income tax characterizations or treatments of the securities are also possible, which, if applied, could significantly affect the timing and character of the income or loss with respect to the securities. It is possible, for example, that a security could be treated as constituting an “open transaction” with the result that the quarterly payments on the securities might not be accounted for separately as giving rise to income to U.S. Holders until the sale, exchange or retirement of the securities. Other alternative characterizations are also possible. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the securities.

Backup Withholding and Information Reporting
      Backup withholding at a rate of 28% may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. In addition, a U.S. Holder may also be subject to information reporting in respect of the amounts paid to the U.S. Holder, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Non-U.S. Holders
      This section only applies to you if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a security that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign trust or estate.
      Notwithstanding the treatment of the securities as a unit consisting of a Forward Contract and a Deposit discussed above, significant aspects of the tax treatment of the securities are uncertain. Accordingly, any quarterly payments on the securities made to a Non-U.S. Holder generally will be withheld upon at a rate of 30%, or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. In order to claim an exemption from or a reduction in the 30% withholding tax, a Non-U.S. Holder of a security must comply with certification requirements to establish that it is not a United States person and is eligible for a reduction of or an exemption from withholding under an applicable tax treaty. As discussed above under “U.S. Holders,” we intend to take the position that a holder of a security will be treated for U.S. federal income tax purposes as having received and owned any Nuveen Stock once the Nuveen Stock is delivered to the trustee even though the Nuveen Stock (and the income thereon) will not be delivered to the holder by the trustee until the maturity date. Accordingly, if dividends are paid on the Nuveen Stock that are deemed to be held by a Non-U.S. Holder, U.S. withholding tax applicable on such dividends will be imposed. If you are a Non-U.S. Holder, you are urged to consult your own tax advisor regarding the tax treatment of the securities, including the possibility of obtaining a refund of any withholding tax and the certification requirements described above.
ERISA MATTERS
      Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.
      In addition, we and certain of our subsidiaries and affiliates, including MS & Co. and Morgan Stanley DW Inc. (formerly Dean Witter Reynolds Inc.) (“MSDWI”), may be each considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co., MSDWI or any of their affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.
      The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).
      Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).
      Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14.
      In addition to considering the consequences of holding the securities, employee benefit plans subject to ERISA or insurance companies deemed to be investing ERISA plan assets (or other governmental or church plans subject to similar regulation, as described above) purchasing the securities should also consider the possible implications of owning Nuveen Stock upon exchange of the securities at maturity. Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

PLAN OF DISTRIBUTION
      This prospectus is being used by Morgan Stanley & Co. Incorporated and its affiliates in connection with offers and sales of the securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale or otherwise. Morgan Stanley & Co. Incorporated and its affiliates may act as principal or agent in such transactions. Morgan Stanley & Co. Incorporated has informed us that it does not intend to confirm sales of the securities to any accounts over which it exercises discretionary authority without the prior specific written approval of those transactions by the customer.
      We have been advised by Morgan Stanley & Co. Incorporated that, subject to applicable laws and regulations, Morgan Stanley & Co. Incorporated currently intends to make a market in the securities. However, Morgan Stanley & Co. Incorporated is not obligated to do so and any market-making may be interrupted or discontinued at any time without notice. There can be no assurance that an active trading market will develop or be sustained. See “Risk Factors—The securities will not be listed.”
      Each of Nuveen and St. Paul Travelers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, it will not, during the period ending 90 days after April 6, 2005:

•	pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Nuveen Stock or any securities convertible into or exercisable or exchangeable for Nuveen Stock;

•	file or cause to be filed any registration statement with the Commission relating to the offering of any shares of Nuveen Stock or any securities convertible into or exercisable or exchangeable for Nuveen Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Nuveen Stock;
whether any such transaction described above is to be settled by delivery of Nuveen Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the offer and sale of the shares of Nuveen Stock underlying the securities and underlying the 6.75% Mandatorily Exchangeable Securities due October 15, 2007 of Merrill Lynch & Co., Inc. described under “Summary of the Offering—Concurrent Offerings”;

•	the sale by St. Paul Travelers of 11,892,300 shares of Nuveen Stock under the forward sale agreements described under “Summary of the Offering—Concurrent Offerings”;

•	the sale by St. Paul Travelers of up to 43,240,071 shares of Nuveen Stock in the secondary offering described under “Summary of the Offering—Concurrent Offerings”;

•	the sale by St. Paul Travelers of shares of Nuveen Class B common stock to Nuveen under the stock repurchase forward agreement described under “Summary of the Offering— Concurrent Offerings”;

•	the sale by St. Paul Travelers, directly to Nuveen, of shares of Nuveen Class B common stock concurrently with this offering as described under “Summary of the Offering—Concurrent Offerings;”

•	the grant by Nuveen of stock options, restricted stock or other awards pursuant to its benefit plans, or to new or prospective employees in the ordinary course of business, provided that such options, restricted stock or awards do not become exercisable or vest during such 90-day period;

•	the issuance by Nuveen of shares of Nuveen Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement; or

•	transactions by St. Paul Travelers relating to shares of Nuveen Stock or other securities acquired in open market transactions after the completion of this offering.

      Each of the directors and officers of Nuveen has agreed that, with certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, he or she will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Nuveen Stock or any securities convertible into or exercisable or exchangeable for Nuveen Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Nuveen Stock;
whether any such transaction described above is to be settled by delivery of Nuveen Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to transactions relating to shares of Nuveen Stock or other securities acquired in open market transactions after the completion of this offering.
      Morgan Stanley & Co. Incorporated is a wholly-owned subsidiary of ours. Morgan Stanley & Co. Incorporated’s participation in the offering of the securities will be conducted in compliance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.
LEGAL MATTERS
      The validity of the securities will be passed upon for Morgan Stanley by Sidley Austin Brown & Wood llp. Davis Polk & Wardwell will pass upon certain matters relating to these securities for the underwriters. Davis Polk & Wardwell has in the past represented Morgan Stanley and continues to represent Morgan Stanley on a regular basis and in a variety of matters, including in connection with its private equity and leveraged capital activities.
EXPERTS
      The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Annual Report on Form 10-K of Morgan Stanley for the year ended November 30, 2004, have been audited by Deloitte & Touche llp, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” in 2003, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      With respect to the unaudited interim financial information for the periods ended February 28, 2005, and February 29, 2004, which is incorporated herein by reference, Deloitte & Touche llp, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report (which report included an explanatory paragraph regarding the adoption of SFAS No. 123R, “Share-based Payment”) included in Morgan Stanley’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche llp are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.